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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Kiska Metals Corporation

Unaudited Interim Consolidated Financial Statements

For the nine months ended September 30, 2010

(expressed in Canadian dollars)

These interim financial statements have not been reviewed by the Company’s auditor.

The interim consolidated financial statements of the Company including the accompanying consolidated balance sheets as at September 30, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ deficit and other comprehensive income, and cash flows for the three and nine month periods ended September 30, 2010 and 2009 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgements and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

Refer to Note 1 regarding basis of presentation.

Kiska Metals Corporation

Consolidated Balance Sheets

(expressed in Canadian dollars)

(Unaudited)

	Note	September 30 2010 (Note 1)	December 31, 2009 restated (Note 1 & 3)
Assets
Current assets
Cash and cash equivalents		$ 3,643,278	$ 1,071,695
Restricted cash	4	148,153	202,707
Marketable securities	5	415,875	370,417
Amounts receivable		178,013	51,756
Prepaid expenses and deposits		173,886	152,038
Total current assets		4,559,205	1,848,613

Mineral property interests	6	-	-
Equity investment	7	-	-
Property, plant & equipment, net	8	456,455	479,282

Total Assets		$ 5,015,650	$ 2,327,895

Liabilities and Shareholders’ Equity

Accounts payable and accrued liabilities		$ 1,179,529	$ 241,097
Due to related party	9(b)	14,933	11,340
Joint venture partner deposits		17,411	32,314
Current liabilities		1,211,873	284,751

Reclamation obligations	11	389,717	401,391
Total liabilities		1,601,590	686,142

Shareholders’ Equity
Share capital	12(a)	76,028,519	65,659,038
Contributed surplus	12(b,c)	8,962,883	5,581,494
Accumulated other comprehensive income (loss)		214,058	15,443
Accumulated deficit		(81,791,400)	(69,614,222)
Total shareholders’ equity		3,414,060	1,641,753

Total Liabilities and Shareholders’ Equity		$ 5,015,650	$ 2,327,895

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2010	2009 Restated	2010	2009 Restated
Mineral Property Operations
Revenue
Option proceeds		$ 72,800	$ 68,140	$ 141,550	$ 68,140
Project management fees		2,329	-	30,092	-
		75,129	68,140	171,642	68,140
Expenses
Acquisition expenditures		72,637	199,631	190,647	332,696
Exploration expenditures		5,271,374	2,859,487	9,554,122	3,113,528
Exploration reimbursements		(1,124)	-	(5,195)	-
Exploration tax credits		(24,012)	(5,357)	(32,179)	(8,007)
Impairment loss on mineral properties	3	-	7,817,788	-	7,817,788
Reclamation obligations	11	(4,336)	308,741	(11,674)	308,741
		5,314,539	11,180,290	9,695,721	11,564,746
Loss - mineral property operations		(5,239,410)	(11,112,150)	(9,524,079)	(11,496,606)
Other Operations
Salaries and employee benefits		200,580	211,429	629,505	491,831
Consulting and outsourced services		103,840	678,327	251,745	1,026,959
Marketing services		169,632	90,538	426,886	97,839
General and administrative		139,859	234,695	378,478	413,492
Depreciation and amortization		77,368	26,143	213,642	88,101
Share-based compensation	12(b)	497,827	-	728,957	278,330
		1,189,106	1,241,132	2,629,213	2,396,552
Operating loss before the following		(6,428,516)	(12,353,282)	(12,153,292)	(13,893,158)
Financing recovery (expense)	9(a)	-	(21,049)	80	(137,490)
Interest income		4,697	10,273	14,346	10,273
Equity loss in investment	7	-	175,534	-	(783,219)
Gain (loss) on sale of investments	5	93,440	-	142,598	(240,285)
Impairment loss on available for sale investment	5	-	-	(8,000)	-
Gain (loss) on disposal of assets		-	-	6,490	-
Foreign exchange gain (loss)	14	(158,563)	(43,196)	(217,175)	(61,800)
Loss before income taxes		(6,488,942)	(12,231,720)	(12,214,953)	(15,105,679)
Recovery of income taxes		19,307	5,597	37,775	44,726
Net loss		(6,469,635)	(12,226,123)	(12,177,178)	(15,060,953)
Realized loss (gain) on sale of investment		(38,462)	-	(87,620)	240,285
Impairment loss on available-for-sale investment		-	-	8,000	-
Net change in unrealized (losses) gains on available for sale investments		170,397	38,601	319,235	58,601
Tax effect of changes in other comprehensive income		(19,307)	(5,597)	(37,775)	(44,726)
Comprehensive loss		$ (6,357,007)	$ (12,193,119)	$ (11,975,338)	$ (14,806,793)
Basic and diluted loss per share		$ (0.09)	$ (0.31)	$ (0.19)	$ (0.50)
Basic and diluted weighted average number of shares outstanding		71,166,484	39,979,844	65,554,793	30,204,142

Basis of Presentation (Note 1)       See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2010 (Note 1)	2009 Restated (Note 1,3	2010 (Note 1)	2009 Restated (Note 1,3)
Cash Flows Used for Operating Activities	$ (6,469,635)	$ (12,226,123)	(12,177,178)	$ (15,060,953)
Net loss
Add (deduct) items not involving cash:
Mineral property option proceeds	(56,800)	-	(56,800)	-
Mineral property acquisition cost	-	156,500	-	156,500
Impairment loss on mineral properties	-	7,817,788	-	7,817,788
Reclamation obligation expense	(4,336)	308,741	(11,674)	308,741
Depreciation and amortization	77,368	26,143	213,642	88,101
Equity loss in investment	-	(175,534)	-	783,219
Financing expense (recovery)	-	21,049	(80)	137,490
Foreign exchange loss	158,563	(43,196)	217,175	(61,800)
Future income tax recovery	(19,307)	(5,597)	(37,775)	(44,726)
Loss (gain) on sale of investments and assets	(93,440)	-	(149,088)	240,285
Impairment loss on available-for-sale investment	-	-	8,000	-
Share-based compensation expense	833,291	-	1,145,225	278,330
	(5,574,296)	(4,120,229)	(10,848,553)	(5,357,025)
Reclassify interest income	(4,697)	(10,273)	(14,346)	(10,273)
Net change in non-cash working capital balances related to operations:
Amounts receivable	(89,946)	(177,627)	(126,257)	(167,806)
Prepaid expenses and deposits	52,106	(11,446)	(21,848)	(143,627)
Accounts payable and accrued liabilities	175,017	278,561	745,724	263,209
Project deposits	(14,502)	-	(14,903)	-
	(5,456,318)	(4,041,014)	(10,280,183)	(5,415,522)
Cash Flows From (Used for) Investing Activities
Restricted cash	23,454	(9,000)	54,554	4,665
Sale (purchase) of investment	54,978	-	54,978	(410,398)
Proceeds from sale of marketable securities	53,371	-	264,862	90,099
Interest income received	9,820	10,273	14,965	10,273
Purchase of property, plant and equipment	(103,038)	(51,705)	(142,950)	(72,470)
	38,585	(50,432)	246,409	(377,831)
Cash Flows From (Used for) Financing Activities
Proceeds from issuance of shares and warrants	7,007,691	4,955,000	13,335,892	4,955,000
Payment of share issue costs	(457,290)	(426,850)	(730,247)	(426,850)
Proceeds from sale of assets	-	950	6,821	2,885
Proceeds from acquisition	-	4,463,269	-	4,463,269
Proceeds from (repayment of) note payable	-	(1,821,712)	-	(25,890)
	6,550,401	7,170,657	12,612,466	8,968,414
Effects of foreign currency translation	-	-	(7,109)	-

Increase (Decrease) in Cash and Cash Equivalents	1,132,668	3,079,211	2,571,583	3,175,061
Cash and Cash Equivalents, Beginning of Period	2,510,610	858,410	1,071,695	762,560
Cash and Cash Equivalents, End of Period	$ 3,643,278	$ 3,937,621	$ 3,643,278	$ 3,937,621

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements

Kiska Metals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited)

	September 30, 2010 (Note 1)	September 30, 2009 (Note 1)
Cash and Cash Equivalents are comprised of:
Cash	$ 893,278	$ 1,887,621
Term deposits	2,750,000	2,050,000

	$ 3,643,278	$ 3,937,621

Supplemental Information
Income taxes paid	$ -	$ -
Interest paid	-	116,441
Shares and options issued for the acquisition of Rimfire Minerals Corporation (Note 1)		12,786,175

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements

Kiska Metals Corporation

Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

 (Unaudited)

For the nine months ended September 30	2010	2009
Share capital
Balance, beginning of year	$ 65,659,038	$ 50,048,042
Issued for corporate acquisition	-	12,412,717
Issued for cash in private placement	12,436,749	4,950,000
Valuation attributable to warrants issued in placement	(2,498,514)	(1,267,650)
Issued upon exercise of stock options/warrants	899,143	5,000
Valuation attributable to stock options/warrants exercised	396,840	3,562
Share issue costs	(864,737)	(578,968)
Balance end of period	76,028,519	65,572,703

Contributed surplus
Balance, beginning of year	5,581,494	3,290,195
Issued for corporate acquisition	-	373,458
Share-based compensation	1,145,225	278,330
Transfer to common shares on exercise of options	(396,840)	(3,562)
Valuation attributable to purchase warrants issued in placement	2,498,514	1,267,650
Valuation attributable to brokers’ warrants issued in placement	134,490	151,900
Balance end of period	8,962,883	5,357,971

Accumulated Deficit
Balance, beginning of year	(69,614,222)	(50,929,719)
Net loss for the period	(12,177,178)	(15,060,953)
Balance end of period	(81,791,400)	(65,990,672)

Accumulated other comprehensive income
Balance, beginning of year	15,443	(404,246)
Realized loss (gain)on disposal of available-for-sale investments	(90,845)	240,285
Impairment loss on available-for-sale-investments	8,000	-
Change in unrealized gains/(losses) on available-for-sale investments	319,235	200,175
Tax effect of changes in other comprehensive income	(37,775)	(44,726)
Balance end of period	214,058	(8,512)

Total shareholders’ equity	$ 3,413,541	$ 4,931,490

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

1. ORGANIZATION AND OPERATIONS

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the corresponding notes thereto. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, with respect to the Company, conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 16 to the consolidated financial statements. The comparative amounts have been reclassified where necessary to conform to the presentation used in the current period.

Operations and Basis of Consolidation

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. Effective July 30, 2010, The Company continued into British Columbia and ceased to be a Yukon Corporation.

On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation. As a result of the acquisition, the consolidated statements of operations and comprehensive loss and cash flows for the periods ended September 30, 2010 include the results of operations and cash flows of the combined entity. The comparative consolidated statements of operations and comprehensive loss and cash flows for the periods ended September 30, 2009 include the results of operations and cash flows of Geoinformatics until August 5 and the combined entity from August 6 to September 30, in accordance with generally accepted accounting principles for business combinations.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

1. ORGANIZATION AND OPERATIONS (continued)

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests (restated – Note 3)	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

The fair value of the amounts receivable are equivalent to the gross contractual amounts receivable. Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in share issue costs in the same period. Had the acquisition of Rimfire occurred at the beginning of 2009, the revenue of the combined entity for the quarter ended September 30, 2009 would have been $70,966 with a net loss of $13,219,420. The revenue for the combined entity for the nine months ended September 30, 2009 would have been $139,106 with a net loss of $16,662,663.

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties. As such, the Company has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of mineral exploration and the Company’s business strategy, the Company expenses all acquisition and exploration expenditures as incurred until such time as the Company does establish that the property contains such reserves, at which time ongoing exploration and development expenditures will be capitalized. The acquisition of Rimfire resulted in an allocation of $7,974,288 to the fair value of the acquisition costs of the mineral property interests. Subsequent to the acquisition, a re-evaluation of the fair value of the mineral property interests was conducted, and an impairment loss of $7,817,788 was recognized as at September 30, 2009 to reduce the carrying value of the properties acquired to their estimated fair values (Note 3).

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

1. ORGANIZATION AND OPERATIONS (continued)

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.

Going Concern

These consolidated financial statements have been prepared on the basis that Kiska is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company has no significant source of revenue and has experienced recurring losses. Kiska's ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

The Company’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
Rimfire Australia Pty Ltd.	2009	100%	Australia
2012860 Ontario Limited	2002	100%	Canada
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

Geoinformatics Exploration Australia Pty Ltd was voluntarily deregistered effective August 6, 2010. Results from operations up to the date of liquidation are included in the statement of operations.

Minera Geoinformatica S.A de C.V. has been sold to Evrim Metals Corporation (“Evrim”), effective September 17, 2010. As of the end of the reporting period, the transfer was not completed. The results of operations for Minera have been included in these financial statements.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

2. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company applied these standards to the business combination which was completed in August 2009.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by January 1, 2011. The Company has commenced preparation of the opening balance sheet for the adoption of IFRS. The most significant change may be inclusion of Mineral Properties on the balance sheet where Company policy has been to expense all acquisition and exploration costs as incurred.

3. RESTATEMENT

Background

The Company acquired all the outstanding shares of Rimfire Minerals Corporation (“Rimfire”) on August 5, 2009, for the purpose of obtaining:

•

sufficient cash to continue and materially advance the exploration of the Whistler Project in Alaska owned by the Company.

•

an enhanced precious metals portfolio of properties located in stable, mining-friendly jurisdictions; Alaska, Nevada, British Columbia, Yukon, and Australia.

•

a strong post-acquisition board of directors who have expertise in capital markets and project advancement, and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

3. RESTATEMENT (continued)

At the time of the acquisition, the Company accounted for this transaction as the purchase of assets, allocating the fair value of the consideration (trading shares of the Company) to the assets acquired. When preparing the information circular relating to the acquisition of Rimfire, the Company described the allocation of the estimated fair value of the consideration to the acquired assets of Rimfire as:

Net assets acquired:
Cash and cash equivalents	$ 5,345,582
Restricted cash	108,406
Accounts receivable	128,691
Marketable securities	139,968
Prepaid expenses	44,937
Lease deposits	21,234
Property and equipment	22,600
Mineral properties	7,146,311
Accounts payable and accrued liabilities	(518,831)
Mineral property reclamation obligations	(47,552)
Consideration paid	$ 12,391,346

This allocation was subsequently revised to include the updated information available to the Company at the conclusion of the acquisition. The revised figures were disclosed in the interim financial statements for the nine months ended September 30, 2009. Following the completion of the acquisition, the changes planned in the composition of the board of directors and the transfer of the management of the Company to the former management of Rimfire were completed.

The new board and management team conducted a detailed review of the Company’s properties and operations, and concluded that, considering the market conditions for obtaining additional funding at the time of the detailed review and the short and long-term potential of its portfolio of mineral properties, it was prudent to devote the majority of the Company’s existing resources to the development of the Whistler Project.

Based on this evaluation, the new management revised the fair value of the mineral properties acquired, based on expected minimal future expenditures on these properties, to $156,500. The new management consequently reallocated the balance of the acquisition fair value of $7,817,788 previously allocated to the mineral properties, to “Goodwill”, representing the estimated fair value of “a strong post-acquisition board of directors who have expertise in capital markets and project advancement and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships”.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

3. RESTATEMENT (continued)

These revised estimated fair values were used in the preparation of the Company’s amended consolidated financial statements for the nine months ended September 30, 2009 (as amended and filed May 25, 2010) and the year ended December 31, 2009 (filed on April 26, 2010), and the assets acquired were reported therein as:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Restatement

Based on further analysis and review conducted after April 26 2010, the Company has concluded that that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Company has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Company’s properties and operations, is on a prospective basis.

These consolidated financial statements have therefore been restated to present the $7,817,788, which was previously presented as “Goodwill”, as a cost of the acquired mineral property interests of Rimfire consistent with the allocation previously disclosed in the Company’s information circular prepared in connection with the acquisition. In addition, a subsequent impairment loss of $7,817,788 was recognized on re-evaluation of the fair value of the mineral property interests acquired and was charged to operations. In accordance with the Company’s accounting policy for mineral properties, the other acquisition costs were then expensed in the period in which they were incurred. The previously reported amounts in the consolidated financial statements for the quarter ended September 30, 2009 have therefore been changed to:

	Previously Reported	Changes	Restated
Consolidated Statement of Operations and Comprehensive Loss
Impairment loss on mineral properties	$ -	$ 7,817,788	$ 7,817,788
Net loss	(7,243,165)	(7,817,788)	(15,060,953)
Comprehensive loss	(7,229,290)	(7,817,788)	(15,047,078)
Basic and diluted net loss per share	(0.24)	(0.26)	(0.50)
Consolidated Balance Sheet
Goodwill	7,817,788	(7,817,788)	-
Accumulated deficit	(58,172,884)	(7,817,788)	(65,990,672)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

3. RESTATEMENT (continued)

Restatement

Consolidated Statement of Cash Flows
Net loss	$ (7,243,165)	$ (7,817,788)	$ (15,060,953)
Impairment loss on mineral properties	-	7,817,788	7,817,788
Consolidated Statement of Shareholders’ Equity
Net loss	(7,243,165)	(7,817,788)	(15,060,953)
Accumulated deficit, end of period	(58,172,884)	(7,817,788)	(65,990,672)
Shareholders’ equity	12,749,278	(7,817,788)	4,931,490

The previously reported amounts in the consolidated financial statements for the year ended December 31, 2009 have been changed to:

	Previously Reported	Changes	Restated
Consolidated Statement of Operations and Comprehensive Loss
Impairment loss on mineral properties	$ -	$ 7,817,788	$ 7,817,788
Net loss	(10,866,715)	(7,817,788)	(18,684,503)
Comprehensive loss	(10,447,026)	(7,817,788)	(18,264,814)
Basic and diluted net loss per share	(0.29)	(0.22)	(0.51)
Consolidated Balance Sheet
Goodwill	$ 7,817,788	$ (7,817,788)	$ -
Accumulated deficit	(61,796,434)	(7,817,788)	(69,614,222)
Consolidated Statement of Cash Flows
Net loss	$ (10,866,715)	$ (7,817,788)	$ (18,684,503)
Impairment loss on mineral properties	-	7,817,788	7,817,788
Consolidated Statement of Shareholders’ Equity
Net loss	$ (10,866,715)	$ (7,817,788)	$ (18,684,503)
Accumulated deficit, end of year	(61,796,434)	(7,817,788)	(69,614,222)

4. RESTRICTED CASH

Restricted cash of $148,153 (December - $202,707) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at each balance sheet date:

	Number	Cost	September 30, 2010 Fair Value	December 31, 2009 Fair Value
Arcus Development Group Inc.	75,000	$ 10,500	$ 27,375	$ 17,250
Capstone Mining Corporation	-	-	-	24,467
Island Arc Exploration Corporation	200,000	10,000	10,000	21,000
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	850,000	17,000	85,000	90,000
Millrock Resources Inc.	250,000	57,500	185,000	50,000
Plutonic Power Corporation	-	-	-	95,700
Silver Quest Resources Ltd.	155,000	69,042	108,500	72,000
Balance		$ 164,042	$ 415,875	$ 370,417

Note: Capstone Mining (8707 shares), Plutonic Power (30,000 shares) and part of the Laurion Minerals (1,000,000 shares) and Silver Quest (80,000 shares) holdings were sold during the first quarter of 2010 for gross proceeds of $211,491. During the third quarter, Arcus (25,000 shares), Laurion Minerals (150,000 shares) and Silver Quest (105,000 shares) were sold for gross proceeds of $46,400.

6. MINERAL PROPERTY INTERESTS

Please refer to the annual financial statements for summaries of mineral property interest and commitments. Changes since the date of the annual financial statements are as follows:

Gillis Property, BC

Effective August 30, 2010, the Company the Company signed an option/joint venture agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totalling $155,000 over two years, exploration expenditures of $2,000,000 over four years, and issuing 250,000 common shares of Cayman to Kiska Metals Corporation over four years. Cayman can earn an additional 9% interest for a total of 60% interest by funding additional exploration expenditures of $1,000,000 in the fifth year. Cayman will make all advance royalty payments to the underlying vendors during the earn-in period.

Kliyul Property, BC

Effective April 29, 2010, the Company purchased a 25% interest in the Kliyul mineral property by making a cash payment to Daylight Energy Ltd of $30,000 which increased the Company’s ownership in the property to 55%. On July 21, 2010, the Company purchased the remaining 45% interest from Kennecott Exploration Canada subject to a 1.5% NSR by making a single cash payment of $9,760.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

6. MINERAL PROPERTY INTERESTS (continued)

Thorn Property, BC

Effective June 3, 2010 the Company granted an exclusive option to Brixton Metals Corporation (“Brixton”) to acquire a 51% interest in the 146 km2 Thorn Property, located 130 kilometres south of Atlin, British Columbia. In order to exercise the option, Brixton must make cash payments totaling $200,000 (including $25,000 on signing) and to issue a total of 400,000 shares on or before the third anniversary of the effective date of the agreement. Work requirements under the option include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before the fourth anniversary of the effective date of the agreement. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election. One quarter of all cash and share payments will be made to Cangold Limited as part of an underlying agreement when the property was repurchased in 2007. Subsequent to the end of the quarter, the agreement was amended, requiring Brixton to incur a minimum of $200,000 in expenditures before the first anniversary of the effective date of the agreement with a minimum $1,550,000 in the second year.

Copper Joe Project, Alaska

Effective May 13, 2010 the Company signed into a non-binding letter of intent with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"), located 50 km south-southwest of the Company's Whistler Project in Alaska. Kiska can earn a 100% interest in the Copper Joe Property by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015 including a commitment to US$170,000 in exploration by December 31, 2011. Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before effecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

Victoria Goldfields, Australia

Effective June 27, 2008, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by March 31, 2011 with a minimum expenditure of A$150,000 per property per year. Upon the Company earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

Effective April 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation. The Company will receive cash payments totalling $100,000 and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price. Subsequent to the end of the quarter, Brixton has informed the Company that they are no longer pursuing the option and are reassigning the option back to the Company.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

6. MINERAL PROPERTY INTERESTS (continued)

Mexico

The company held an interest in nine projects Sonora, Durango and Sinaloa States in Mexico. Each property is subject to a 2% NSR held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. On September 17th 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim,

In addition to the initial two-million-share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Kiska is also entitled to additional share and cash payments for certain milestones relating to each of the nine properties Minera currently holds. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

7. EQUITY INVESTMENT

As at September 30, 2010, the Company owned 28,506,883 ordinary shares of Clancy Exploration Limited (“Clancy”) equal to 26.0% of the outstanding shares. For the periods ended September 30, the Company recorded an equity loss on its investment on Clancy as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Balance, Beginning of period	$ -	$ 667,480	$ -	$ 765,747
Acquisition of ordinary shares		410,398	-	410,398
Gain from sale of rights	(54,978)	-	(54,978)	-
Equity loss of Clancy	(210,085)	(860,486)	(732,127)	(958,753)
Loss not recognized	265,063	-	787,105	-
Balance, End of period	$ -	$ 217,392	$ -	$ 217,392

During the three months ended September 30, 2009, Clancy completed a rights offering whereby Clancy ordinary shares were offered at A$0.08 per share (The “Rights Offering”) raising approximately A$1,000,000. Pursuant to the Rights Offering the Company acquired an additional 5,701,377 ordinary shares for a total cash consideration of A$456,110 (C$410,398). During the three months ended September 30, 2010, Clancy completed a rights offering whereby Clancy ordinary shares were offered at A$0.08 per share raising approximately A$2.2 million. Pursuant to this offering, the Company sold their rights to 9.5 million shares for gross proceeds of A$71,862. Subsequent to the end of the quarter, the Company sold all remaining shares in Clancy Exploration Limited for net proceeds of C$2,305,579 after payment of commission charges.

The carrying value, accounted for using the equity basis, and market value of the Clancy shares held by the Company are as follows:

	As at September 30, 2010	As at December 31, 2009
Investment in Clancy Exploration Limited on an equity basis	$ -	$ -
Market value of Clancy shares	$ 2,437,863	$ 3,767,839

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

8. PROPERTY PLANT AND EQUIPMENT

Property plant and equipment are recorded at cost. In preparation for International Financial Reporting Standard, the company has sub-divided property plant and equipment into component parts which have different estimated useful lives. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Appliances	3 years	Leasehold improvements	Term of lease
Camp structures	3 or 10 years	Mobile equipment	2.5 years
Computer software	2 years	Niton Analyzer	3.5 years
Computer equipment	3.5 years	Office equipment and furniture	8 years
Field equipment	5 years	Water system	10-20 years

	September 30, 2010
	Cost	Accumulated depreciation	Net book value

Appliances	$ 109,430	$ (64,554)	$ 44,876
Camp structures	298,607	(182,171)	116,436
Computer software	72,503	(53,059)	19,444
Computer equipment	210,334	(168,381)	41,953
Field equipment	139,129	(37,351)	101,778
Leasehold improvements	50,302	(20,999)	29,303
Mobile equipment	97,693	(59,110)	38,583
Niton Analyzer	43,586	(29,832)	13,754
Office equipment and furniture	66,287	(16,488)	49,799
	$ 1,087,871	$ (631,945)	$ 455,926

	December 31, 2009
	Cost	Accumulated depreciation	Net book value

Appliances	$ 98,094	$ (37,593)	$ 60,501
Camp structures	286,309	(109,937)	176,372
Computer software	36,456	(24,103)	12,353
Computer equipment	122,843	(87,713)	35,130
Field equipment	73,548	(15,249)	58,299
Leasehold improvements	20,502	(6,407)	14,095
Mobile equipment	121,821	(75,739)	46,082
Niton Analyzer	43,586	(20,149)	23,437
Office equipment and furniture	62,124	(9,111)	53,013
	$ 865,283	$ (386,001)	$ 479,282

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

9. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a) Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009.

(b) Due to related party

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of “Due to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At September 30, 2010, the Company was indebted to Equity in the amount of $14,933 (2009 - $11,340) for project expenses and consulting services provided by Equity to the Company. During the nine months ended September 30, 2010, the Company paid Equity $120,000 (2009 - $21,600) to provide management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss. The company also paid Equity $25,542 (2009 - $nil) for geological consulting services included in exploration expenditures.

(c) Mineral property interests

One of the directors owns (indirectly) 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

10. LEASE OBLIGATIONS

The Company has a sublease, which expires November 30, 2010, for office space occupied by its head office. The Company has made a prepayment of the final two months lease payments. At September 30, 2010, the Company has future minimum annual lease commitments as follows:

	Three months to December 31, 2010	December 31, 2011	December 31, 2012
Lease payment	$ 32,504	$ 122,220	$ 124,878
Operating costs (estimate)	32,588	93,951	93,900
Total	$ 65,092	$ 216,171	$ 218,778

Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at 510 Burrard Street. The table above reflects this new lease commitment for the remainder of the current fiscal year and the following two fiscal years. During the fiscal year ended December 31, 2013 and December 31, 2014, minimum annual lease and operating cost commitments are estimated to be $228,325 and $237,173, respectively.

11. RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Reclamation obligations.

The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $385,536 based on current exchange rates. The discount rate used to determine the present value of the estimated cash flows is 2.25%.

Balance, December 31, 2008	$ -
Reclamation obligations assumed on acquisition (Note 1)	45,562
Reclamation obligations recognized	355,829
Balance, December 31, 2009	$ 401,391
Reclamation obligations recognized (completed and reversed)	(11,674)
Balance, September 30, 2010	$ 389,717

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

12. SHARE CAPITAL

a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	For the nine months ended September 30, 2010		For the year ended December 31, 2009
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	56,741,361	$ 65,659,038	25,235,276	$ 50,048,042
Issued for acquisition (Note 1)	-	-	22,365,258	12,412,717
Issued for cash on private placement	16,940,914	12,436,749	9,000,000	4,950,000
Allocation to warrants issued in placement	-	(2,498,514)	-	(1,267,650)
Issued upon exercise of options/warrants	1,302,393	899,143	140,827	59,747
Valuation of stock options/warrants	-	396,840	-	46,800
Share issue costs	-	(864,737)	-	(590,618)
Balance, end of the period	74,984,668	$ 76,028,519	56,741,361	$ 65,659,038

Opening balance in the table has been adjusted for the 1:3 stock consolidation effective August 5, 2009

On February 22, 2010, the Company announced a non-brokered private placement of up to 9,000,000 units at a price of $0.66 per unit, for gross proceeds of up to $5.94 million. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

The first tranche of the placement closed on March 2, 2010. There were 6,720,000 common shares issued and 3,360,000 share purchase warrants, each of which permits the holder to purchase one common share at $0.92 before March 2, 2011. The shares are subject to a four-month hold period expiring on July 3, 2010. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $5,309 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 common shares issued and 1,186,250 share purchase warrants, each of which permits the holder to purchase one common share at $0.92 before March 11, 2011. The shares are subject to a four-month hold period expiring on July 12, 2010. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $28,415 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

12. SHARE CAPITAL (continued)

a) Common shares issued and outstanding

On July 21, 2010, the Company announced a brokered private placement of up to 5,000,000 units at a price of $0.82 per unit, for gross proceeds of up to $4.1 million. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement (the "Closing"), one common share at a price of $1.15 per share. The funds raised will be used to further exploration of the company’s exploration projects, including the Whistler Project and for general corporate purposes. On July 30, the Company announced that placement had been increased in size to approximately $6.0 million and will include a non-brokered portion on the same terms as those previously announced.

The placement closed in two tranches. On August 10, the brokered placement closed with the issuance of 5,003,414 shares and 2,501,708 share purchase warrants with an exercise price of $1.15 until August 10, 2012. Gross proceeds were $4,102,799. On August 16, the non-brokered portion closed with the issuance of 2,845,000 shares and 1,422,500 share purchase warrants. Gross proceeds were $2,332,900. The shares are subject to a four-month hold period expiring on December 10 or 16, 2010. In addition, 237,713 broker warrants at an exercise price of $0.82 were issued. The value ascribed to the broker warrants in this placement was $100,766 which was charged against share issue costs. The net cash proceeds from this placement were $5,950,433.

b) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices based on closing price of the Company’s shares on the date of the grant and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

During the three months ended September 30, 2010, 2,500,000 stock options were granted at an exercise price of $0.87 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions, volatility of 102%, risk-free rate of 1.87% and expected life of 2.13 years, which resulted in a price of $0.4780 per stock option. During the nine months ended September 30, 2010, a total of 3,000,000 options with exercise prices ranging from $0.72 to $1.00 were granted. During the nine months ended September 30, 2010, stock-based compensation expense of $1,145,225, relating to equal vesting of stock options during the period has been included in the consolidated statements of operations.

During the nine months ended September, 2009, 1,833,333 stock options were granted at an exercise price of $0.45 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105%, risk-free rate of 1.95% and expected life of 5 years, which resulted in a price of $0.321 per stock option. During the nine months ended September 30, 2009, stock-based compensation expense of $204,695, relating to stock options which vested during the period has been included in the consolidated statements of operations.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

12. SHARE CAPITAL (continued)

b) Stock-based compensation

The expected life of options is determined using historical records comparing grant date to exercise or forfeiture date for each of the option groups (employees, officers and directors). The volatility is calculated using the closing price of the common shares over the same period as the expected life of the option granted. The risk–free interest rate is determined from the latest zero-coupon yield rate as published by the Bank of Canada for the period which most closely matches the expected life of the option.

	September 30, 2010		December 31, 2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	4,383,844	$ 1.06	134,808	$ 8.61
Granted	3,000,000	0.87	3,353,328	0.65
Issued on acquisition (Note 1)	-	-	1,905,300	1.51
Exercised	(458,104)	0.47	(140,827)	0.42
Expired	(1,333)	9.30	(169,650)	1.33
Forfeit/Cancelled	(523,311)	0.72	(699,115)	1.87
Outstanding at end of period	6,401,096	$ 1.04	4,383,844	$ 1.06
Options exercisable at end of period	4,092,059	$ 1.16	2,771,982	$ 1.30

As at September 30, 2010, the weighted average remaining life for the exercisable options was 3.31 years while the weighted average remaining life for all options was 3.71 years.

c) Outstanding Warrants

Details of outstanding warrants are as follows:

	September 30 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	5,040,000	$ 0.80	-	$ -
Issued on equity financing	8,840,471	1.02	5,040,000	0.80
Exercised	(844,289)	0.81	-	-
Expired	-	-	-	-
Outstanding at end of period	13,036,182	$ 0.95	5,040,000	$ 0.80

The fair value of the warrants is included in the financial statements as contributed surplus. When warrants are exercised the contributed surplus attributable to each warrant will be included in share capital. Warrants and stock options which expire without being exercised remain as contributed surplus.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

13. CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders in the development of its mineral properties. The Company considers its capital to include the components of shareholders’ equity.

The Company’s capital structure reflects that of a company focused on mineral exploration and financing both internal and external growth opportunities. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2010 compared to the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

14. RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

14. RISK MANAGEMENT

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar which is the functional currency for the Company. The Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US Dollars, Australian Dollars and Mexican Pesos related to its United States, Australian and Mexican operations, to pay these foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

During the three months ended September 30, 2010, as a result of fluctuations of the Canadian dollar, the Company recognized a foreign exchange loss of $158,563 in operations. During the same period in 2009, the Company recognized a foreign exchange loss of $43,196. During the nine months ended September 30, 2010, the Company recognized a foreign exchange loss of $217,175 in operations. During the same period in 2009, the Company recognized a foreign exchange loss of $61,800.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. As at September 30, 2010, the Company did not hold any of this type of financial instrument.

The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required. The Company no longer has any debt and changes in the interest rate would not have a significant effect on the statement of operations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Credit risk relating to amounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of the Goods and Services Tax, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 14).

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates would affect the expected total receipts by 11% and a 10% change in foreign exchange rates would affect the fair value of total assets by 0.6%. Actual financial results for the coming year will vary since the balances of financial assets are expected to fluctuate as funds are used for Company expenses.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

15. SEGMENT INFORMATION

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and Mexico. All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

The following table shows the assets attributable to each operating segment at the balance sheet dates:

September 30, 2010	Canada	United States	Australia	Mexico	Ireland	Total
Current Assets
Cash and cash equivalents	$ 3,353,566	$ 93,402	$ 153,091	$ 18,979	$ 24,240	$ 3,643,278
Restricted cash	106,408	21,857	19,888	0	0	148,153
Marketable securities	415,875	0	0	0		415,875
Amounts receivable	169,873	0	63	8,077		178,013
Prepaid expenses and deposits	160,370	1,444	837	11,235		173,886
	4,206,092	116,703	173,879	38,291	24,240	4,559,205

Equity investment	-	-	-	-	-	-
Property, plant and equipment, net	136,255	304,368	1,129	14,174		455,926
Total Assets	$ 4,342,347	$ 421,071	$ 175,008	$ 52,465	$ 24,240	$ 5,015,131

December 31, 2009	Canada	United States	Australia	Mexico	Ireland	Total
Current Assets
Cash and cash equivalents	$ 665,016	$ 51,966	$ 325,760	$ 28,837	$ 116	$ 1,071,695
Restricted cash	106,346	27,500	18,882	-	49,979	202,707
Marketable securities	370,417	-	-	-	-	370,417
Amounts receivable	40,116	2	2,156	9,482	-	51,756
Prepaid expenses and deposits	78,650	69,623	3,765	-	-	152,038
	1,260,545	149,091	350,563	38,319	50,095	1,848,613

Equity investment	-	-	-	-	-	-
Property, plant and equipment, net	116,915	341,696	1,450	19,221	-	479,282
Total Assets	$ 1,377,459	$ 490,787	$ 352,013	$ 57,540	$ 50,095	$ 2,327,895

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

15. SEGMENT INFORMATION (continued)

Revenues are derived from option receipts and the management of exploration programs for joint venture partners and are allocated to the jurisdiction based on where the underlying agreement and services were delivered. During the nine months ended September 30, 2010, three customers accounted for 45%, 42% and 12%, respectively, of the operating revenues. During 2009, one customer accounted for 100% of the income.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenues
Canada	$ 115,556	$ 68,140	$ 199,245	$ (172,145)
United States	2	-	19	-
Australia	2,761	-	80,834	-
Mexico	-	-	-	-
	$ 118,319	$ 68,140	$ 280,098	$ (172,145)

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the nine months ended September 30, 2010	$ (2,521,370)	$(9,140,044)	$ 67,450	$(583,817)	$ 603	$ (12,177,178)
Included in Net Loss
Mineral property revenue	91,550	-	80,092	-	-	171,642
Mineral property expenditure	(255,967)	(8,927,035)	(43,765)	(468,954)	-	(9,695,721)
Interest income	13,261	19	1,066	-	-	14,346
Gain on sale of marketable securities	87,620	-	-	-	-	87,620
Impairment loss on available for sale investment	(8,000)	-	-	-	-	(8,000)
Future income tax recovery	37,775	-	-	-	-	37,775
Equity loss in investment	-	-	-	-	-	-
Depreciation and amortization	(61,039)	(150,967)	(322)	(1,314)	-	(213,642)
Share-based compensation	(231,130)	-	-	-	-	(231,130)
Foreign exchange gain/(loss)	(203,436)	(7,566)	24,380	(30,553)	-	(217,175)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

15. SEGMENT INFORMATION (continued)

	Canada	United States	Australia	Mexico	Ireland	Total

Net Loss for the nine months ended September 30, 2009	$ (8,242,621)	$ (4,757,676)	$ (1,812,568)	$ (233,980)	$ (14,108)	$ (15,060,953)
Included in Net Loss
Mineral property revenue	68,140	-	-	-	-	68,140
Mineral property expenditure	(364,947)	(3,181,950)	(39,940)	(160,121)	-	(3,746,958)
Interest income	9,590	17	635	31	-	10,273
Gain on sale of marketable securities	(240,285)	-	-	-	-	(240,285)
Equity loss in investment	(783,219)	-	-	-	-	(783,219)
Impairment loss recognized	(5,294,793)	(763,221)	(1,759,774)	-	-	(7,817,788)
Depreciation and amortization	(38,166)	(48,473)	(212)	(1,250)	-	(88,101)
Share-based compensation	(278,330)	-	-	-	-	(278,330)
Foreign exchange gain/(loss)	(12,750)	(7,464)	-	(41,586)	-	(61,800)

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”).

The Financial Accounting Standards Board (FASB) has published the Accounting Standards Codification ("ASC") as the sole source of authoritative non-governmental U.S. GAAP. The references to the standards reflect the new ASC, which is not intended to change U.S. GAAP but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

The following discussion focuses on material differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Company. The following tables summarize the differences in the consolidated statements of operations and the consolidated balance sheets:

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	Three months ended September 30		Nine months ended September 30
Consolidated Statements of Operations	2010	2009	2010	2009

Net loss under Canadian GAAP	$ (6,469,635)	$ (12,226,123)	$ (12,177,178)	$ (15,060,953)
Net mineral property interest acquisition costs (a)	48,437	199,631	88,377	332,696
Equity loss in investment (a)	-	199,902	-	274,750
	48,437	399,533	88,377	607,446

Net loss under U.S. GAAP	(6,421,198)	(11,826,590)	(12,088,801)	(14,453,507)
Basic and diluted loss per share under U.S. GAAP	$ (0.10)	$ (0.30)	$ (0.19)	$ (0.48)

Comprehensive loss under Canadian GAAP	(6,357,007)	(12,193,119)	(11,975,338)	(14,806,793)
Net adjustments to consolidated statements of operations per above	48,437	399,533	88,377	607,446

Comprehensive loss under U.S. GAAP	$ (6,308,570)	$ (11,793,586)	$ (11,886,961)	$ (14,199,347)

Consolidated Balance Sheets	September 30, 2010
	Canadian GAAP	Adjustments	U.S. GAAP

Mineral property interests (a)	$ -	$ 973,350	$ 973,350
Equity investment (a)	-	-	-
Share capital (b)	76,028,519	2,895,516	78,924,035
Deficit (a,b)	(81,791,400)	(1,922,166)	(83,713,566)

	December 31, 2009
Mineral property interests (a)	$ -	$ 884,973	$ 884,973
Equity investment (a)	-	274,750	274,750
Share capital (b)	65,659,038	2,895,516	68,554,554
Deficit (a,b)	(69,614,222)	(1,735,793)	(71,350,015)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	Three months ended September 30		Nine months ended September 30
Consolidated Statements of Cash Flows	2010	2009	2010	2009

Cash Flows Used for Operating Activities under Canadian GAAP	$ (6,470,154)	$ (4,030,741)	$(12,177,697)	$ (5,405,249)
Net mineral property interest acquisition costs (a)	48,437	399,533	88,377	607,446
Cash Flows Used for Operating Activities under U.S. GAAP	(6,421,717)	(3,631,208)	(12,089,320)	(4,797,803)

Cash Flows Used for Investing Activities under Canadian GAAP	(38,585)	(57,110)	246,409	182,297
Net adjustments to consolidated statements of operations	(48,437)	(399,533)	(88,377)	(607,446)

Cash Flows Used for Investing Activities under U.S. GAAP	$ (9,852)	$ (456,643)	$ 158,032	$ (425,149)

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off. This difference has also been reflected in the equity loss in investment, as Clancy also expenses the acquisition costs of mineral property interests

 (b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as share capital.  Upon renouncing the income tax deductions, share capital is reduced by the amount of the future income tax benefits recognized.

Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2010

16. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Accounting Standards Updates ("ASU")

ASU2010-06 Fair Value Measurements and Disclosures

The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Company uses Level 1 inputs (Quoted prices in active market) for determination of fair value of available-for-sale securities. The Company uses Level 2 inputs (significant observable inputs) to estimate the fair value of incentive stock options when determining compensation expense to be recognized. It is not anticipated that there will be a change in the nature of inputs or in the valuation techniques applied so there will be no material impact on the Company's financial statements.

The company uses historical rates of forfeiture and period between grant and exercise of options to determine the fair value of the share-based compensation. The database tracks options granted to each of four categories: employees, contractors, officers and directors as it is believed that each category will exhibit different holding characteristics. The weighted average holding period from inception of the database until the current grant is used to determine the expected exercise date used to determine the period of the option as an input into the Black-Scholes model.

ASU2010-02 Consolidation

This standard update addresses recognition of changes in a parent’s ownership interest in a subsidiary and is effective for interim and annual reporting periods beginning after December 15, 2009. The standard requires that all changes which occur while the parent retains its controlling financial interest in the subsidiary shall be accounted for as equity transactions with no gain or loss recognized in either consolidated net income or comprehensive income.

At present the Company has only one subsidiary which is accounted for using the equity method. The company does not retain a controlling financial interest in Clancy Exploration Limited (an ASX-listed company). The amendment requires retrospective application from the first period that the Company applied FAS 160. Clancy Exploration was de-recognized July 1, 2007 when Clancy completed an initial public offering. The company has determined that there will be no material impact on the Company’s financial statements.

17. SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company sold all remaining shares in Clancy Exploration Limited for net proceeds of C$2,305,579 after payment of commission charges. The company has filed a notice of ceasing to be a substantial shareholder with the Australian Stock Exchange.

Subsequent to the end of the quarter, the company received the first cash payment for the Gillis joint venture option agreement which was effective August 30, 2010.

On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties and are reassigning the option back to the Company.

Management’s Discussion and Analysis

of Financial Results

For the Quarter

Ended September 30, 2010

Dated: October 31, 2010

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) (the “Company”) as of October 31, 2010 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the quarter ended September 30, 2010. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A and to consult Kiska’s audited consolidated financial statements for the year ended December 31, 2009 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Mexico and Australia. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past five years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.2

Overview

During the third quarter of 2010, the Company completed the field program required by Kennecott and delivered the final report. The “trigger program” consisted of a total of 224 line kilometers of 3D IP geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8687 metres of diamond drilling. While the Company was waiting for Kennecott to make its decision, a program of exploration drilling was undertaken on the Whistler resource where a total of five holes totaling 4456 metres were completed. These drill holes will be incorporated into a new resource estimate to be compiled by the first quarter of 2011.

Three holes were also completed on the Raintree West prospect located immediately to the east of the Whistler deposit for a total of 1092 metres. Nine holes were completed on Island Mountain totaling 3937 metres. Geological mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain

Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, but will retain a 2% Net Smelter Royalty on the property. The Company now owns 100% of the project subject to the 2% NSR and underlying advance royalty payments.

In August 2010, the Company completed concurrent brokered and non-brokered private placements of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of $6.4 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share. In addition, 237,713 broker warrants at an exercise price of $0.82 were issued. The value ascribed to the broker warrants in this placement was $100,766 which was charged against share issue costs. The net cash proceeds from this placement were $5,950,433.

Effective September 17, 2010 the Company agreed to sell its Mexican subsidiary, Minera Geoinformatica, to Evrim Metals Corporation (“Evrim”). Minera Geoinformatica (“Minera”) holds all nine of Kiska’s Mexican properties and a geological database for Mexico and parts of the southern United States. Evrim will assume Kiska’s Mexican offices and staff. In consideration, Evrim will issue two million shares to Kiska plus ongoing performance-based share payments.

During September and October, four research analysts commenced coverage of Kiska Mineral Corporation expressing a great interest in the future of the Whistler project.

1.3

Selected Annual Performance

Not applicable

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.3

Results of Operations

Exploration Projects

Alaska

Whistler Project

As part of the amended Kennecott Agreement negotiated in June 2009, the Company agreed to complete a specified work program (the “trigger program”) with defined amounts of geophysics and drilling on several targets within the Whistler project area. On completion of that program and delivery of a report detailing the program, plus up to a 90 day study period, Kennecott was to decide whether to exercise its right to back in or relinquish back-in rights and revert to a royalty. The program which was substantially completed by the beginning of the reporting period was to consist of the following minimum requirements:

- Up to 341 line kilometers of 2D and 3D Induced Polarization (IP) geophysics on regional targets.

- Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The trigger program was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.

The 2D portion of the IP survey was completed on September 24th 2009. The 3D portion of the survey was approximately 78% complete in early November when it was terminated due to frozen ground conditions. During 2009 five holes were drilled for a total of 1520 metres. The IP survey revealed multiple targets which exhibit a similar geophysical response to the response associated with current gold-copper resource at Whistler. An 11 hole drill program was initiated in mid March. Upon completion of the program in early May, a total of 4225 metres had been drilled. Of the trigger program, a total of 16 holes and 5745 metres had been drilled.

In early June, the technical committee decided not to continue with the completion of the remaining 3D IP survey as originally planned. In exchange for this reduction in the amount of IP 3 more drill holes were added to the program. The final phase of the “trigger program” commenced in early June with three holes drilled on Island Mountain, two on Round Mountain and the final two on reconnaissance targets in the Whistler Orbit area for a total of 7 holes and 1990 metres drilled. The “trigger program” field program was completed as of July 8, 2010 with totals of 224 line kilometers of 3D IP geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8687 metres. A technical report on the trigger program was delivered to Kennecott in the first week of August ending all commitments to Kennecott. Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, but will retain a 2% Net Smelter Royalty on the property.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Alaska (continued)

Whistler Project

The post-trigger program consisted of exploration drilling on the Whistler resource where five holes totaling 4456 metres were completed within the reporting period. These drill holes will be incorporated into a new resource estimate to be completed by the first quarter of 2011. Three holes were also completed on the Raintree West prospect located 1.5 kilometres to the east of the Whistler deposit for a total of 1092 metres. An additional nine holes, totaling 3937 metres, were completed at Island Mountain after completion of the trigger program. Mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain Activities in the next quarter will centre around the building of a new camp facility at the new gravel strip constructed in a location more central to planned exploration as well the interpretation and reporting of results.

Initial metallurgical studies were carried out on gold-copper mineralization from Island Mountain. Tests on two composite samples utilizing open circuit flotation followed by cyanide leaching of flotation tailings returned average copper concentrates grading 23% copper with recoveries averaging 67% for copper and 82% for gold. Further metallurgical work will investigate maximizing gold recoveries by gravity separation and locked cycle flotation processing, as well as other methods of process optimization. These additional techniques seeking better recoveries represent the standard procedure that follows initial tests. Metallurgical testing was carried out by G&T Metallurgical Labs in Kamloops B.C. under the supervision of Robert J. Tucker P.Eng. who also provided the interpretation of results.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com under the Kiska Metals Corporation filing profile. The Qualified Person for this project is Mark Baknes, P.Geo, Vice President Exploration for the Company.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks, hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres to the east. The Pogo Mine was discovered in the mid 1990’s and hosts over 5 million ounces of gold. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska and spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold, Inc.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Alaska (continued)

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). Rubicon Minerals Corporation (“Rubicon”) has an option agreement to explore the properties. Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties. Upon vesting, they may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

Copper Joe

Effective May 13, 2010 the Company signed a non-binding letter of intent with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska. Kiska can earn a 100% interest in the Copper Joe Property from Kennecott, by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015 including a commitment to US$170,000 in exploration by December 31, 2011. Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before effecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August consisting of approximately 20.8 line-kilometers of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. Final interpretation and receipt of geochemical results for the program will occur in the next quarter, forming the basis for exploration plans in 2011.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Australia

Lachlan Fold Belt Properties

The Company holds two exploration licences covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least A$5 million in exploration on the property over four years, including A$400,000 in the first year. Inmet will make staged cash payments totalling A$250,000 over the earn-in period.

In the first quarter of 2010, the Inmet funded a 900 metre, 4 hole aircore/diamond drill program on the Barmedman exploration licence, targeting copper and gold anomalies identified during a deep penetrating (partial leach geochemistry and pH measurements) geochemical soil survey completed in November and December of 2009. The program targeted three distinct copper and gold anomalies with associated pathfinder elements. Results of the drill program were unsuccessful in identifying any significant bedrock-hosted mineralization.

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. The Company will be exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

Effective April 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company will receive cash payments totalling $100,000 and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price.

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and cored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Australia (continued)

Victoria Goldfields Properties

As part of the agreement, Brixton has funded a regional gravity survey over portions of the Ararat South and Dundonnell properties beginning in April. This work was designed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. Further work involving deep penetrating geochemical techniques is planned for the Murtoa License in the fall of this year. On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties will reassign the option back to the Company.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

•

Boulevard Property, consisting of 238 claims, is located approximately 135 kilometres south of Dawson City, Yukon. Silver Quest Resources Ltd. (“Silver Quest”) can acquire the Company’s 40% interest in the property by making staged cash payments totaling $80,000, issuing an aggregate of 400,000 shares and completing exploration expenditures of $3,000,000 over a five year period. Northgate receives the other 60% of the property payments. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buyback 0.5% of the NSR for $375,000.

•

Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totalling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective August 30, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments over two years totalling $155,000 exploration expenditures of $2,000,000 over four years, and issuing 250,000 common shares of Cayman Ventures Corporation to Kiska Metals Corporation over four years. Cayman can earn an additional 9% interest for a total of 60% interest by funding additional exploration expenditures of $1,000,000 in the fifth year. Cayman will make all advance royalty payments to the underlying vendors during the earn-in period.

•

Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

British Columbia and Yukon Projects (continued)

•

Kliyul Property, covering 3,656 hectares, is located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company held a 55% interest in the Kliyul property in a joint venture with Kennecott holding 45%. To acquire the 55% interest, the Company purchased a 25% interest from Daylight Energy Ltd. in April 2010. On July 21, 2010, the Company purchased the remaining 45% interest from Kennecott subject to a 1.5% NSR by making a single cash payment of $9,760. In September a short program was undertaken consisting of examination and the re-logging of historical drill core.

•

Poker Creek Property, covering 2,516 hectares, is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.

•

RDN Property, covering approximately 8,576 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Redton Project is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest. In the late summer, a 600 line kilometer airborne magnetic and VTEM electromagnetic survey was carried out over two separate target areas on the project. The northern block (400 line kilometers) targeted previously identified targets east of the adjacent Kwanika property.  The 200 line kilometer south block was centred over the Falcon porphyry prospect drilled by the Company in 2008.

•

Quesnel Trough Project, covering 34,570 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI soil geochemical surveys on the properties in 2009.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

British Columbia and Yukon Projects (continued)

Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying NSR. The Company engaged Mira Geosciences Ltd. to complete 3-D modeling of the airborne geophysical data and ground Induced Polarization data to generate targets similar to the geophysical signature of known mineralization on the property. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can acquire a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing) and 400,000 shares on or before the third anniversary of the effective date of the agreement. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before the fourth anniversary of the effective date of the agreement. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election. Subsequent to end of the quarter, the agreement was amended, requiring Brixton to incur a minimum of $200,000 in expenditures before the first anniversary of the effective date of the agreement with a minimum $1,550,000 in the second year.

•

Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2009 or 2010.

•

Wernecke Breccia Project, consisting of 1926 claims, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. No exploration was undertaken in 2009 or 2010. Fronteer, who owns 80% of the project, and the Company will be seeking joint venture partners to continue exploration of the property.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to underlying royalties.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company now holds 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Effective September 17th 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico ,Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim,

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Kiska is also entitled to additional share and cash payments for certain milestones relating to each of the nine properties Minera currently holds. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada and New Mexico Properties

•

Colorback Property, consisting of 120 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko. The Colorback and Hilltop projects contain sediment-hosted gold targets.

•

Hilltop Property, consisting of 82 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

•

San Juan Property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Expenditures for the nine months ending September 30, 2010 are summarized in the following table: (all amounts in Canadian dollars)

	Alaska	Australia	BC & Yukon	Mexico	Nevada & New Mexico	Total
Acquisition costs	$ 65,695	$ 1,188	$ 114,527	$ 9,200	$ 37	$ 190,647

Exploration costs
Aircraft and helicopter	3,232,064	-	6,804	-	-	3,238,868
Camp and support	522,868	333	1,464	9,172	763	534,600
Chemical analysis	297,681	461	1,043	1,490	546	301,221
Data management and maps	696	233	523	1,099	7	2,558
Drilling & trenching	2,391,107	-	-	-	-	2,391,107
Geological and engineering	1,821,345	41,811	83,335	192,237	6,783	2,145,511
Geophysical surveying	129,023	-	68,304	-	-	197,327
Materials and supplies	260,738	972	841	(1,131)	31	261,451
Project management	1,690	-	2,670	-	-	4,360
Reclamation expense	74,019	180	-	-	(7,680)	66,519
Recording and filing	52	334	6,992	246,175	31,622	285,175
Travel	108,292	(1,747)	1,643	15,907	1,330	125,425
	8,839,575	42,577	173,619	464,949	33,402	9,554,122

Exploration tax credits	-	-	(32,179)	-	-	(32,179)
Joint venture payments	-	-	-	(5,195)	-	(5,195)
Reclamation obligation	-	-	-	-	(11,674)	(11,674)
	8,839,575	42,577	141,440	459,754	21,728	9,505,074

Total Acquisition & Exploration Costs	8,905,270	43,765	255,967	468,954	21,765	9,695,721
Option proceeds	-	(50,000)	(91,550)	-	-	(141,550)
Net Expenditures	$ 8,905,270	$ (6,235)	$ 164,417	$ 468,954	$ 21,765	$ 9,554,171

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Financial Results

For the three months ended September 30, 2010, Kiska incurred a net loss of $6,470,154 ($0.09 per share) compared with a net loss of $12,226,123 ($0.31 per share) for the three months ended September 30, 2009. For the nine months ended September 30, 2010, Kiska incurred a net loss of $12,177,697 ($0.19 per share) compared with a net loss of $15,060,953 ($0.50 per share) for the nine months ended September 30, 2009. The decrease in the loss is attributable to the impairment loss on the mineral properties acquired from Rimfire Minerals Corporation during the third quarter of 2009. Exploration programs conducted at the Whistler project during the third quarter of 2009 added to the loss in that period. During the rest of 2009, the Company adopted a care and maintenance budget for all exploration projects while corporate acquisition opportunities were examined.

Revenue increased during the third quarter primarily from the receipt of option payments. Option revenues during the third quarter of 2009 were similar to those in the third quarter of 2010, but the total for the year is double the revenue from 2009. Interest revenue decreased slightly in the quarter as funds from the placement completed in early March were used for exploration. During the same period in 2009, interest revenue was double the revenue in 2010. Part of this was due to the cash and term deposits acquired in the business combination with Rimfire and part of it results from lower interest rates available in the current year.

The most significant item comprising general and administrative expenses was salaries for administration of the exploration programs and management of the extensive portfolio of exploration properties. Marketing costs were also a significant expense as the Company participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. In the previous year, significant costs were associated with the search for a corporate acquisition and a failed merger attempt. These costs were categorized as consulting and outsourced services. The other significant difference between the two years is financing expense related to the Geologic Resource Partners LP loan. During the third quarter of 2009, $21,049 was accrued as financing expense with a total of $137,490 for the nine months ended September 30, 2009. This amount was paid in August as part of the acquisition of Rimfire Minerals Corporation.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009 (restated)	Q2 2009	Q1 2009	Q4 2008
Revenues	$ 75	$ 89	$ 66	$ 205	$ 68	$ -	$ -	$ 542
Loss from operations	(6,429)	(3,714)	(2,012)	(4,532)	(12,353)	(817)	(728)	(1,645)
Net loss	(6,470)	(3,708)	(1,999)	(3,783)	(12,226)	(1,618)	(1,221)	(5,132)
Loss per common share	$ (0.09)	$ (0.06)	$ (0.03)	$ (0.07)	$ (0.31)	$ (0.06)	$ (0.05)	$ (0.59)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

1.6

Liquidity

The Company’s cash and cash equivalents balance at September 30, 2010 was $3,643,278 compared with $1,071,695 at December 31, 2009. The Company had working capital of $3,347,332 at September 30, 2010 compared with working capital of $1,563,862 at December 31, 2009. The increase in working capital is attributable to the completion of a brokered private placement during the first and third quarters.

For the three months ended September 30, 2010 and 2009, cash used in operating activities was $5,456,318 and $4,041,014, respectively. For the nine months ended September 30, 2010 and 2009, cash used in operating activities was $10,280,183 and $5,415,522 respectively. The increase is attributable to increased exploration and administrative activities in the current year compared to curtailed activities to preserve cash in the previous year. The Company sold marketable securities early in the first quarter and late in the third quarter which resulted in an influx of cash from Investing activities (2010-$264,862, 2009 – 90,099). In addition, the Company sold their rights to purchase Clancy Exploration Ltd. shares for cash proceeds of $54,978. The proceeds were partially offset by purchases of exploration equipment for the Whistler and Australia projects.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at 510 Burrard Street. Lease commitments for the remainder of the current fiscal year total $65,092. The other current obligations are statutory withholding and payroll taxes.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.7

Capital Resources

The Company had 74,984,668 issued and outstanding common shares as of September 30, 2010. Since December 31, 2009, there were 844,289 warrants and 458,104 options exercised for cash proceeds of $680,007 and $212,928 respectively.

In March 2010, the Corporation arranged a non-brokered private placement of 9,092,500 units at a price of $0.66 per unit, for gross proceeds of $6 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants contain a provision that will enable the Company to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. This placement closed in two tranches on March 2 and March 11, 2010. The Company paid share issue costs of $294,542 and issued 135,300 Broker’s Warrants in connection with the financing. Net cash proceeds were $5,706,508. A total of 9,092,500 shares were issued, subject to a four-month hold, in addition to 4,546,250 share purchase warrants which are exercisable at $0.92 for one year from the Closing. The funds raised will be used to further exploration of the Whistler Project and for general corporate purposes.

In August 2010, the Company completed concurrent brokered and non-brokered private placements of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of $6.4 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share. This placement closed in two tranches on August 10 and August 16, 2010. The Company paid share issue costs of $586,032 and issued 234,713 Broker’s Warrants at an exercise price of $0.82 in connection with the financing. The value ascribed to the broker warrants was $100,766 which was charged against share issue costs. Net cash proceeds were $5,950,433. A total of 7,848,414 shares were issued, subject to a four-month hold, in addition to 3,924,208 share purchase warrants which are exercisable at $1.15 for two years. The funds raised were used to continue exploration of the Whistler Project and to complete small exploration programs on other mineral properties within the Company’s portfolio.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.7

Capital Resources (continued)

During the nine months ended September 30, 2010, 458,104 options were exercised and 523,311 were forfeited. 250,000 options were granted on February 4, 2010. On June 25, 2010, an additional 250,000 options were granted. On July 12, a total of 2,500,000 options at an exercise price of $0.87 were granted to directors, officers and employees. Together with previously granted director and employee options exercisable before December 2014, there are 6,401,096 stock options outstanding. There are 3,805,000 warrants outstanding from the September 2009 placement, 4,486,250 from the March 2010 placement with expiry dates in March 2011.The August 2010 placement added 3,924,208 warrants expiring in August 2012. If all remaining warrants and vested options were exercised, shares outstanding would equal 92,119,909and the Company’s treasury would be increased by $17.1 million.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at September 30, 2010:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 1,123,715	$ 65,092	$ 434,949	$ 623,673	$ -
Conditional exploration expenditures	3,352,735	612,223	1,218,580	682,556	839,375
Total contractual obligations	$ 4,476,450	$ 677,315	$ 1,653,530	$ 1,306,229	$ 839,375

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.9

Transactions with Related Parties

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009.

(b)

Due to related party

Due to related party at September 30, 2010 includes amounts payable to Equity Exploration Consultants Ltd. Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Due to related party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At September 30, 2010, the Company was indebted to Equity in the amount of $14,933 (2009 - $11,340) for project expenses and consulting services provided by Equity to the Company. As at December 31, 2009, the Corporation was indebted to Equity, in the amount of $11,340 for management services provided by Equity.

During the nine months ended September 30, 2010, the Company paid Equity $120,000 (2009 - $21,600) for providing management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss. The company also paid Equity $25,542 (2009 - $nil) for geological consulting services included in exploration expenditures.  During the quarter ended September 30, 2010 the Company paid Equity $40,000 for providing management services and $1,176 for geological consulting services.

 (c)

Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

1.10

Fourth Quarter

Not applicable

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Future Accounting Changes: International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company will prepare the first interim report under IFRS for the period ending March 31, 2011 with the first annual report for the period ending December 31, 2011.

The Company is in the process of completing a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company has put some systems in place to ensure adequate data collection and is developing disclosure templates to ensure compliance with the standards at the transition date.

The Company has commenced preparation of the opening balance sheet for the adoption of IFRS. The most significant change may be inclusion of Mineral Properties on the balance sheet where Company policy has been to expense all acquisition and exploration costs as incurred.

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. The IASB is currently conducting an Extractive Industries project to amend IFRS 6. The draft recommendation includes a historical cost model with periodic impairment assessment as one alternative to fair value measurement. The Company would use prior accounting records to determine the appropriate historical cost to be used and take advantage of the available exemption, if required, to achieve a fair value for the transition opening balance sheet.

Since the Company does not have any reserves on the mineral properties, it is difficult to determine an appropriate stream of probable cash flows to determine the fair value of the mineral properties. It is likely that the Company will continue the current policy whereby all mineral property expenditures are expensed as incurred. Once an economically recoverable reserve is determined for the properties then a fair value in use based on probable cash flows will be calculated. Final figures have not been compiled as of the date of these financial statements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

1.15

Other Requirements (continued)

Risks Factors and Uncertainties (continued)

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com)

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2010

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: November 26, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer